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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                            THE AMACORE GROUP, INC.
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                                (Name of Issuer)

                CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                   022624100
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                                 (CUSIP Number)

                                  JUNE 1, 2006
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [X]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP NO.  022624100
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Vicis Capital LLC
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  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]

        (b) [ ]

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  3.    SEC Use Only


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  4.    Citizenship or Place of Organization

        Delaware
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     Number of             5.      Sole Voting Power

      Shares                       104,242,424
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      None
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     104,242,424
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   None
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  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        104,242,424
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 10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

        [ ]
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 11.    Percent of Class Represented by Amount in Row (9)

        64.8%
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 12.    Type of Reporting Person (See Instructions)

        IA
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                                  SCHEDULE 13G
                                VICIS CAPITAL LLC
                             THE AMACORE GROUP, INC.

ITEM 1.

         (a)      NAME OF ISSUER:

                  The Amacore Group, Inc.


         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1511 North Westshore Boulevard, Suite 925
                  Tampa, Florida  33607

ITEM 2.

         (a)      NAME OF PERSON FILING:

                  Vicis Capital LLC


         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  126 East 56th Street, Tower 56, Suite 700
                  New York, NY 10022


         (c)      CITIZENSHIP:

                  Vicis Capital LLC is a Delaware limited liability company


         (d)      TITLE OF CLASS OF SECURITIES:

                  Class A Common Stock, $0.001 par value per share


         (e)      CUSIP NO.:

                  022624100


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                  ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS
                  240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [ ]  BROKER OR DEALER REGISTERED UNDER SECTION 15 OF THE ACT
                       (15 U.S.C. 78O).

         (b)      [ ]  BANK AS DEFINED IN SECTION 3(a)(6) OF THE ACT
                       (15 U.S.C. 78c).

         (c)      [ ]  INSURANCE COMPANY AS DEFINED IN SECTION 3(a)(19) OF THE
                       ACT (15 U.S.C. 78c).

         (d)      [ ]  INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF THE
                       INVESTMENT COMPANY ACT (15 U.S.C. 80a-8).

         (e)      [X]  AN INVESTMENT ADVISER IN ACCORDANCE WITH SECTION
                       240.13d-1(b)(1)(ii)(E).

         (f)      [ ]  AN EMPLOYEE BENEFIT PLAN OR ENDOWMENT FUND IN ACCORDANCE
                       WITH SECTION 240.13d-1(b)(1)(ii)(F).

         (g)      [ ]  A PARENT HOLDING COMPANY OR CONTROL PLAN, IN ACCORDANCE
                       WITH SECTION 240.13d-1(b)(1)(ii)(G). (NOTE: SEE ITEM 7).

         (h)      [ ]  A SAVINGS ASSOCIATION AS DEFINED IN SECTION 3(b) OF THE
                       FEDERAL DEPOSIT INSURANCE ACT (12 U.S.C. 1813).

         (i)      [ ]  A CHURCH PLAN THAT IS EXCLUDED FROM THE DEFINITION OF AN
                       INVESTMENT COMPANY UNDER SECTION 3(c)(14) OF THE INVESTMENT COMPANY ACT OF 1940 (15 U.S.C. 80a-3)

         (j)      [ ]  GROUP, IN ACCORDANCE WITH SECTION 240.13d-1(b)(1)(ii)(J).

ITEM 4.           OWNERSHIP.

         (a)      AMOUNT BENEFICIALLY OWNED:

                  104,242,424 shares of Class A Common Stock may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by Vicis Capital LLC by virtue of its investment discretion and voting authority granted by Vicis Capital Master Fund, which may be revoked at any time. Vicis Capital LLC disclaims beneficial ownership of any shares reported on this Schedule.

                  The 104,242,424 shares of Class A Common Stock relate to 86 shares of Series C Mandatory Convertible Preferred Stock of The Amacore Group, Inc. (the "Issuer") held by Vicis Capital Master Fund, which Preferred Stock became immediately exercisable on June 1, 2006. The Series C Mandatory Convertible Preferred Stock is convertible into that number of shares of the Issuer's Class A Common Stock that equals the product of the stated value of the Series C


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                  Preferred Stock, which is $10,000 per share, divided by the lesser of (a) $2.88, or (b) 75% of the lowest closing bid price during the last 5 days immediately prior to the conversion. The 104,242,424 shares of Class A Common Stock underlying the 86 shares of Series C Mandatory Convertible Preferred Stock is calculated based upon the stated value of the Series C Mandatory Convertible Preferred Stock of $10,000 per share, divided by $0.00825, which is 75% of the lowest closing bid price ($0.011) over the 5 trading days preceding June 1, 2006.

         (b)      PERCENT OF CLASS:

                  64.8%. Based upon 56,678,682 shares of Class A Common Stock outstanding at June 7, 2006, as reported by The Amacore Group, Inc. in its Form 10-QSB filed with the SEC on June 19, 2006 and 104,242,424 shares, deemed to be beneficially owned by Vicis Capital LLC.

         (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                    (i)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                                  104,242,424 shares.

                   (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                                  None.

                  (iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                                  104,242,424 shares.

                   (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                                  None.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Vicis Capital Master Fund, a client of Vicis Capital LLC, a registered investment adviser, owns all the shares included on this schedule and has the right to receive or the power to direct the receipt of dividends and proceeds from the sale of all the shares included on this Schedule.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  Not applicable.


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ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  July 7, 2006.



                                        VICIS CAPITAL LLC

                                        /s/ Shad Stastney
                                        ----------------------------------------
                                        Shad Stastney
                                        Chief Operating Officer




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